[RR Donnelley Letterhead]

May 10, 2011

BY EDGAR AND FACSIMILE

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	R.R. Donnelley & Sons Company Form 10-K for the Fiscal Year Ended December 31, 2010 Definitive Proxy Statement on Schedule 14A Filed April 14, 2011 File No. 001-04694

Dear Mr. Webb:

Please find our responses to the comments, dated April 27, 2011, of the staff of the Securities and Exchange Commission on the above-referenced filings for R.R. Donnelley & Sons Company (the “Company”). For the staff’s convenience, we have included the staff’s original comment prior to each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

1.	Please confirm that in future filings you will revise the second sentence in your introductory paragraph to your Risk Factors section on page 9 by removing the words “but are not limited to”. This section should identify all known material risks and should not reference unknown or immaterial risks.

RESPONSE: The Company confirms that in future filings it will revise the second sentence of the introductory paragraph of the Risk Factors section to remove the words “but are not limited to.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 26

The Compensation Program, page 28

2.

We note your disclosure on page 28 and throughout your Compensation Discussion & Analysis section that you review companies in your industry and companies of similar or larger size and scope in order to review your compensation program and determine whether it is in keeping with your business strategy and objectives. Please confirm that in future filings you will list the companies to which you benchmark. In this regard, we note your disclosure that the actual number of companies included in the review process was in excess of 77. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: The Company confirms that in future filings it will list any companies against which the Human Resources Committee (the “Committee”) of its Board of Directors benchmarks in the setting of named executive officer compensation. The Company wishes to note, however, that in setting 2010 compensation for the Company’s named executive officers, the Committee did not engage in “benchmarking,” as that term is used for purposes of Item 402(b)(2)(xiv) of Regulation S-K.

Question 118.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations provides guidance regarding the meaning of the term “benchmarking” in the context of Item 402(b)(2)(xiv). Question 118.05 provides that a company benchmarks when it uses “compensation data about other companies as a reference point on which — either wholly or in part — to base, justify or provide a framework for a compensation decision.” Pursuant to Question 118.05, benchmarking “would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.”

Applying this definition, the Company does not believe that the Committee engaged in benchmarking that requires disclosure pursuant to Item 402(b)(2)(xiv). The Committee was provided, as part of a review of comprehensive tally sheets, with two sources of data regarding the compensation paid to executive officers at other companies. The first was data from various general surveys prepared by leading human resource organizations such as Mercer and Towers Watson. The second was data from proxy statements of companies chosen by Mercer, the Committee’s compensation consultant. In each case, the Committee was provided compensation data only on an aggregate basis. That is, the Committee was provided with aggregate data but was not given specific information regarding the compensation paid at any particular company. Furthermore, the Committee was given only general information regarding the companies included in the respective data sets. The information provided to the Committee regarding the companies in these groups was similar to the information included in the Proxy Statement filed in connection with the Company’s Annual Meeting of Stockholders to be held on May 19, 2011. That is, the Committee was provided with information regarding the range of revenues of the companies included in the data set and, with respect to the proxy data, that the companies included were manufacturing companies. The Committee was not provided with the names of the particular companies in those sets.

That the Committee itself was never provided with the names of the particular companies in the survey and proxy data sets in and of itself establishes that those names were not material to the compensation-setting process and therefore were not required to be disclosed pursuant to Item 402(b)(2). It would be incongruous if the Company were required to include information in its proxy statement, such as the names of the companies in the two data sets, that was not provided to the Committee. Also significant in the disclosure analysis, however, is the manner in which the data was used. The Committee did not use the data as a “reference point on which . . . to base, justify or provide a framework for a compensation decision.” The Committee does have a general goal of providing compensation at the 50th percentile of the companies in the data sets. This goal is merely a general one, however, and actual compensation for any individual named executive officer can and does vary widely from this goal. The data in the general survey and proxy data sets is not used as a reference point to establish or justify compensation. It is, however, used by the Committee as background and a means of ensuring that the compensation paid is generally consistent with the Committee’s goals. Accordingly, the Company believes that, for so long as the Committee maintains processes similar to those that were followed in the 2010 executive officer compensation-setting process, it will not be required to include the names of the companies in either the general survey or the proxy data sets.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (312) 326-7710. You may alternatively contact Suzanne S. Bettman, Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, at (312) 326-8233.

Respectfully submitted,
/s/ Daniel N. Leib
Daniel N. Leib
Executive Vice President, Chief Financial Officer

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